March 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cantor Fitzgerald Income Trust, Inc.

Request for Acceleration of Effectiveness

File No. 333-294576

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Fitzgerald Income Trust, Inc. (the “Company”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of its Registration Statement on Form S-11 (File No. 333-294576) (the “Registration Statement”) and declare the Registration Statement effective as of 3:30 p.m. Eastern Time on March 26, 2026, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission (the “Staff”).

If you have any questions regarding this request, please contact Michael J. Kessler of Alston & Bird LLP, counsel to the Company, at (212) 210-9566. The Company respectfully requests that such effectiveness be orally confirmed by calling Mr. Kessler at (212) 210-9566 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Sincerely,

CANTOR FITZGERALD INCOME TRUST, INC.

By:	/s/ Chris Milner
Name:	Chris Milner
Title:	President

cc:	Michael J. Kessler, Alston & Bird LLP

Lindsey Magaro, Alston & Bird LLP

[Signature Page to Acceleration Request]